Combined SIG Group

Interim unaudited carve-out financial statements
for the three and nine month periods ended
September 30, 2014 and September 30, 2013

Contents

Combined SIG Group
Interim unaudited carve-out statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In € million)	Note	2014	2013	2014	2013
Revenue		414.3	427.3	1,188.1	1,245.6
Cost of sales		(305.9)	(306.7)	(887.9)	(924.7)
Gross profit		108.4	120.6	300.2	320.9
Other income	6	5.5	6.2	14.5	11.9
Selling, marketing and distribution expenses		(14.4)	(13.2)	(40.9)	(40.4)
General and administration expenses		(26.4)	(27.1)	(85.2)	(81.4)
Other expenses	7	(1.0)	(30.8)	(3.2)	(31.5)
Share of profit of joint ventures, net of income tax		3.5	6.3	11.2	13.3
Allocated carve-out expenses	2	(1.3)	(1.3)	(10.0)	(3.9)
Profit from operating activities		74.3	60.7	186.6	188.9
Financial income	8	17.0	2.1	13.3	5.5
Financial expenses	8	(20.4)	(27.3)	(60.6)	(67.0)
Net financial expenses		(3.4)	(25.2)	(47.3)	(61.5)
Profit before income tax		70.9	35.5	139.3	127.4
Income tax expense	9	(16.3)	(19.5)	(36.1)	(52.3)
Profit for the period		54.6	16.0	103.2	75.1
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		16.5	(17.6)	46.7	(23.4)
Transfers from foreign currency translation reserve		—	24.9	—	24.9
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(6.0)	5.2	6.2	13.2
Total other comprehensive income (loss), net of income tax		10.5	12.5	52.9	14.7
Total comprehensive income (loss)		65.1	28.5	156.1	89.8

The interim unaudited carve-out statements of comprehensive income should be read in conjunction with the notes to the interim unaudited carve-out financial statements.

Combined SIG Group
Interim unaudited carve-out statements of financial position

(In € million)	Note	As of September 30, 2014	As of December 31, 2013
Assets
Cash and cash equivalents		207.8	115.3
Trade and other receivables		244.3	257.5
Inventories	11	188.0	168.5
Current tax assets		0.4	1.1
Other assets		11.6	4.9
Total current assets		652.1	547.3
Non-current receivables		14.1	10.9
Investments in joint ventures		96.0	96.2
Deferred tax assets		17.5	18.0
Property, plant and equipment		660.7	583.5
Intangible assets		875.0	862.2
Other assets		105.5	86.2
Total non-current assets		1,768.8	1,657.0
Total assets		2,420.9	2,204.3
Liabilities
Trade and other payables		322.4	297.1
Related party and other borrowings	12	910.8	735.8
Current tax liabilities		28.6	56.0
Employee benefits		33.9	30.8
Provisions		23.6	19.1
Other liabilities		5.0	6.2
Total current liabilities		1,324.3	1,145.0
Non-current payables		14.7	6.6
Related party and other borrowings	12	316.4	321.8
Deferred tax liabilities		51.4	52.1
Employee benefits		106.5	89.1
Provisions		17.7	8.5
Other liabilities		0.6	0.2
Total non-current liabilities		507.3	478.3
Total liabilities		1,831.6	1,623.3
Net assets		589.3	581.0
Invested equity
Parent net investment		305.7	350.3
Reserves		283.6	230.7
Total invested equity		589.3	581.0

The interim unaudited carve-out statements of financial position should be read in conjunction with the notes to the interim unaudited carve-out financial statements.

Combined SIG Group
Interim unaudited carve-out statements of changes in invested equity

		Reserves
(In € million)	Parent net investment	Translation of foreign operations	Other	Total invested equity
Balance at the beginning of the period (January 1, 2013)	507.5	238.9	(7.4)	739.0
Total comprehensive income (loss) for the period:
Profit after tax	75.1	—	—	75.1
Remeasurement of defined benefit plans, net of income tax	—	—	13.2	13.2
Foreign currency exchange translation reserve(1)	—	1.5	—	1.5
Total comprehensive income (loss) for the period	75.1	1.5	13.2	89.8
Net change in Parent net investment	(242.3)	—	—	(242.3)
Balance as of September 30, 2013	340.3	240.4	5.8	586.5
Balance at the beginning of the period (January 1, 2014)	350.3	216.8	13.9	581.0
Total comprehensive income (loss) for the period:
Profit after tax	103.2	—	—	103.2
Remeasurement of defined benefit plans, net of income tax	—	—	6.2	6.2
Foreign currency exchange translation reserve	—	46.7	—	46.7
Total comprehensive income (loss) for the period	103.2	46.7	6.2	156.1
Net change in Parent net investment(2)	(147.8)	—	—	(147.8)
Balance as of September 30, 2014	305.7	263.5	20.1	589.3

(1)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, €24.9 million of foreign currency translation losses, which had been accumulated in invested equity, were recognized in profit (loss).

(2)	Included in this amount is a non-cash repayment of debt and accrued interest to the parent in the amount of €46.0 million resulting from a non-cash contribution from the parent.

The interim unaudited carve-out statements of changes in invested equity should be read in conjunction with the notes to the interim unaudited carve-out financial statements.

Combined SIG Group
Interim unaudited carve-out statements of cash flows

	For the nine month period ended September 30,
(In € million)	2014	2013

Profit	103.2	75.1
Adjustments for:
Allocated carve-out expenses	10.0	3.9
Depreciation and amortization	68.3	97.4
Impairment charges	—	0.4
Foreign currency adjustments	(3.5)	32.0
Change in fair value of derivatives	(2.8)	(2.3)
Gain on sale of property, plant and equipment and non-current assets	(0.7)	(1.1)
Share of profit of joint ventures, net of income tax	(10.9)	(13.0)
Net financial expenses	47.3	61.5
Interest paid	(29.6)	(32.8)
Income tax expense	36.1	52.3
Income taxes paid, net of refunds received	(50.5)	(54.4)
Change in trade and other receivables	31.8	(30.0)
Change in inventories	(30.8)	(39.8)
Change in trade and other payables	3.8	13.3
Change in provisions and employee benefits	16.0	(12.8)
Change in other assets and liabilities	(1.0)	6.4
Net cash from (used in) operating activities	186.7	156.1
Cash flows used in investing activities
Acquisition of property, plant and equipment and intangible assets	(103.4)	(101.9)
Proceeds from sale of property, plant and equipment and other assets	1.3	4.2
Investments in joint ventures, net of cash acquired	—	(4.1)
Dividends received from joint ventures	14.3	14.7
Interest received	3.1	2.4
Related party (advances) repayments	(59.6)	(0.7)
Net cash from (used in) investing activities	(144.3)	(85.4)
Cash flows used in financing activities
Repayment of loans and borrowings	(2.8)	(3.2)
Related party borrowings (repayments)	33.8	(57.4)
Net contributions from parents	11.7	4.8
Net cash from (used in) financing activities	42.7	(55.8)
Net increase in cash and cash equivalents	85.1	14.9
Cash and cash equivalents at the beginning of the period	115.3	125.8
Effect of exchange rate fluctuations on cash and cash equivalents	7.4	0.3
Cash and cash equivalents at the end of the period	207.8	141.0

Significant non-cash financing and investing activities

During the nine month period ended September 30, 2014, the Group declared €226.8 million of distributions to its parents that were settled in the form of related party notes payable or offsetting related party notes receivable (nine month period ended September 30, 2013: €254.5 million).

In August 2014, the Group made a non-cash repayment of debt and accrued interest to the parent in the amount of €46.0 million resulting from a non-cash contribution from the parent.

The interim unaudited carve-out statements of cash flows should be read in conjunction with the notes to the interim unaudited carve-out financial statements.

Combined SIG Group
Notes to the interim unaudited carve-out financial statements
For the three and nine month periods ended September 30, 2014

1.Reporting entity

The interim unaudited carve-out financial statements of the Combined SIG Group (the “Group”) as of September 30, 2014 and for the three and nine month periods ended September 30, 2014 and September 30, 2013 comprise the combination of the following components of Reynolds Group Holdings Limited (“RGHL”) and its controlled entities (the “RGHL Group” or the “Parent”):

•SIG Combibloc Group AG and certain of its subsidiaries; and
•SIG Holding USA, LLC and its subsidiaries.

All members of the Group are under the common control of the RGHL Group. The companies included in the Group are listed in note 24 of the carve-out financial statements of the Group for the year ended December 31, 2013 and comprise all of the subsidiaries historically included in the RGHL Group's SIG segment. The Group is principally engaged in the manufacturing of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. The Group supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

SIG Combibloc Group AG is a company domiciled in Switzerland and registered under the Swiss Federal Code of Obligations. SIG Holding USA, LLC is a company domiciled in the United States and registered under the Delaware Limited Liability Company Act.

The address of the registered office of SIG Combibloc Group AG is Laufengasse 18, CH-8212, Neuhausen am Rheinfall, Switzerland and of SIG Holding USA, LLC is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington DE 19808, United States.

2.    Basis of preparation

2.1    Carve-out presentation

The Group was not a separate stand-alone entity and represents a component of the RGHL Group during each of the three and nine month periods ended September 30, 2014 and September 30, 2013. Accordingly, these interim unaudited carve-out financial statements have been carved out from the interim unaudited financial statements of the RGHL Group. The Group’s carve-out financial statements have been derived from the RGHL Group accounting records using the historical cost basis of the RGHL Group’s assets and liabilities.

The interim unaudited carve-out financial statements include all items of revenue generated and all items of expense incurred by the Group. The interim unaudited carve-out statements of comprehensive income include amounts that have been allocated from the RGHL Group in order to depict the financial position and results of the Group on a stand-alone basis. For the three and nine month periods ended September 30, 2014, €1.3 million and €10.0 million, respectively (three and nine month periods ended September 30, 2013: €1.3 million and €3.9 million, respectively), of carve-out adjustments have been recognized in the statement of comprehensive income. These amounts have been allocated on a basis considered reasonable by management, using either specific identification or proportional allocations determined with reference to time incurred or other reasonable methods of allocation. The amounts which have been allocated on a proportional basis reflect certain corporate functions and are reflective of the time and effort expended in the provision of these corporate functions to the Group. The allocated amounts represent general and administrative costs incurred at the RGHL Group level which, on a historical basis, have benefited the Group. As a result of these allocated amounts, the financial statements of the Group may not be indicative of the results that would be presented if the Group had operated on a stand-alone basis.

The net assets of the Group are represented by the RGHL Group’s cumulative investment in the net assets of the Group and presented as total invested equity in the carve-out financial statements. Since the Group has not in the past constituted a single separate legal group, the Group has not presented share capital but rather has presented a statement of changes in invested equity. Parent net investment includes the effects of carve-out allocations from the RGHL Group.

Current liabilities are in excess of current assets as of September 30, 2014 and December 31, 2013 due to the classification of related party borrowings as current liabilities. Repayment of such related party amounts is at the ultimate discretion of RGHL.

2.2    Statement of compliance

The interim unaudited carve-out financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting." The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual carve-out financial statements of the Group for the year ended December 31, 2013. The December 31, 2013 statement of financial position as presented in the interim unaudited carve-out financial statements was derived from the Group's audited carve-out financial statements for the year ended December 31, 2013, but does not include the disclosures required by IFRS as issued by the International Accounting Standards Board ("IASB").

The interim unaudited carve-out financial statements were approved by the Board of Directors of RGHL (the "Directors") on November 19, 2014 in Chicago, Illinois (November 20, 2014 in Auckland, New Zealand).

2.3    Comparative information

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”). The RGHL Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the RGHL Group’s ultimate shareholder, charged the RGHL Group a Management Fee of $39 million in June 2014. Allocated carve-out expenses for the nine month period ended September 30, 2014 include the Group's allocation of €6.0 million of the Management Fee. No Management Fee was charged during the nine month period ended September 30, 2013.

Combined SIG Group
Notes to the interim unaudited carve-out financial statements
For the three and nine month periods ended September 30, 2014

During the nine month period ended September 30, 2013, the Group received approval from tax authorities for a tax refund related to Brazilian VAT that had previously been paid. This refund had a total impact of €13.3 million for the nine month period ended September 30, 2013. A portion of the Brazilian VAT previously paid had been recorded in cost of sales and a portion had been recorded in other expenses. The refund has been allocated based on how the payments were originally recorded. Of the total refund, €12.3 million has been included in the Group’s Adjusted EBITDA calculation.

2.4    Accounting policies and recently issued relevant accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited carve-out financial statements are consistent with those applied by the Group in the carve-out financial statements for the year ended December 31, 2013.

Recently issued relevant accounting pronouncements

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. IFRS 15 will be effective for periods beginning on or after January 1, 2017. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the carve-out financial statements for the year ended December 31, 2013.

2.5    Use of estimates and judgments

The preparation of the interim unaudited carve-out financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited carve-out financial statements are consistent with those disclosed by the Group in the carve-out financial statements for the year ended December 31, 2013 except for the extension of estimated useful lives for filling lines from six to ten years. The estimated decrease in depreciation expense is €8.0 million and €24.0 million for the three and nine month periods ended September 30, 2014, respectively.

3.    Financial risk management

The Group’s contractual cash flows related to total borrowings as of September 30, 2014 are as follows:

(In € million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2014*	1,333.5	956.7	40.7	260.3	75.8

As of December 31, 2013*	1,144.2	755.1	40.7	269.2	79.2

*
The exchange rate on CHF-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2014 and December 31, 2013.

Trade and other payables, excluding accrued interest, that are due in less than one year were €287.5 million and €290.6 million as of September 30, 2014 and December 31, 2013, respectively.

Since December 31, 2013, there have been no significant changes in the use of derivatives or the nature of outstanding derivatives. Furthermore, there have been no changes in the classification of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

Information reported to the Group’s Chief Operating Decision Maker (“CODM”) for the purposes of resource allocation and assessment of segment performance is focused on the Group’s sole business segment.

The performance of the Group is assessed by the CODM based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit, net of cash distributed.

Combined SIG Group
Notes to the interim unaudited carve-out financial statements
For the three and nine month periods ended September 30, 2014

The CODM does not review the business activities of the Group based on geography.

	For the three month period ended September 30,		For the nine month period ended September 30,
(In € million)	2014	2013	2014	2013
Profit from operating activities	74.3	60.7	186.6	188.9
Depreciation and amortization	23.9	27.7	68.3	97.4
Earnings before interest, tax, depreciation and amortization ("EBITDA")	98.2	88.4	254.9	286.3
Included in EBITDA:
Allocated carve-out expenses	1.3	1.3	10.0	3.9
Asset impairment charges	—	—	—	0.4
Equity method profit, net of cash distributed	2.0	1.8	3.4	1.7
Gain on sale of properties	—	—	—	(1.1)
Operational process engineering-related consultancy costs	1.0	2.3	3.2	3.8
Realized accumulated foreign currency translation loss on liquidation of subsidiary	—	24.9	—	24.9
Restructuring costs, net of reversals	8.3	—	23.8	0.1
Unrealized (gain) loss on derivatives	(0.9)	(3.4)	(2.8)	(2.3)
VAT and customs refunds on historical imports	—	—	—	(12.3)
Other	—	0.4	—	0.3
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	109.9	115.7	292.5	305.7

During 2014, the Group continued to implement restructuring programs largely related to workforce reductions.

Combined SIG Group
Notes to the interim unaudited carve-out financial statements
For the three and nine month periods ended September 30, 2014

5.    Seasonality

The Group’s operations are moderately seasonal. The Group’s customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although the Group experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. The Group therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that the Group offers.

6.    Other income

	For the three month period ended September 30,		For the nine month period ended September 30,
(In € million)	2014	2013	2014	2013
Gain on sale of non-current assets	0.6	—	0.7	1.1
Income from facility management	0.4	0.4	1.4	1.3
Income from miscellaneous services	0.9	1.2	3.1	3.6
Insurance recoveries	0.1	0.6	0.4	0.7
Net foreign currency exchange gain	1.5	—	3.5	—
Non-cash change in provisions	—	—	—	0.9
Rental income from investment properties	0.2	0.2	0.6	0.6
Unrealized gains on derivatives	0.9	3.4	2.8	2.3
Other	0.9	0.4	2.0	1.4
Total other income	5.5	6.2	14.5	11.9

7.    Other expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In € million)	2014	2013	2014	2013
Asset impairment charges	—	—	—	(0.4)
Net foreign currency exchange loss	—	(3.6)	—	(7.1)
Operational process engineering-related consultancy costs	(1.0)	(2.3)	(3.2)	(3.8)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	—	(24.9)	—	(24.9)
VAT and customs refunds on historical imports	—	—	—	4.7
Total other expenses	(1.0)	(30.8)	(3.2)	(31.5)

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In € million)	2014	2013	2014	2013
Interest income	0.6	0.8	2.5	1.8
Interest income on related party loans	1.1	1.3	3.7	3.7
Net foreign currency exchange gain	15.3	—	7.1	—
Financial income	17.0	2.1	13.3	5.5
Interest expense on:
2013 Credit Agreement	(2.6)	—	(7.8)	—
2012 Credit Agreement	—	(3.1)	—	(9.2)
Related party borrowings	(16.3)	(16.1)	(49.2)	(45.0)
Amortization of debt issuance costs:
2013 Credit Agreement	—	—	(0.1)	—
2012 Credit Agreement	—	—	—	(0.1)
Net foreign currency exchange loss	—	(6.8)	—	(9.7)
Other	(1.5)	(1.3)	(3.5)	(3.0)
Financial expenses	(20.4)	(27.3)	(60.6)	(67.0)
Net financial expenses	(3.4)	(25.2)	(47.3)	(61.5)

Refer to note 12 for information on the Group's borrowings.

Combined SIG Group
Notes to the interim unaudited carve-out financial statements
For the three and nine month periods ended September 30, 2014

9.    Income tax

Certain Group members are included in consolidated tax returns with other members of the RGHL Group or have the ability to transfer tax losses to, or from, other related entities that are under the ultimate control of Graeme Hart, the ultimate shareholder. The income tax provision included in these carve-out financial statements was calculated using a method consistent with a separate return basis, as if the Group members had been a separate taxpayer. The recoverability of deferred tax assets in the interim unaudited carve-out financial statements has been assessed with reference to the operations of only the Group.

	For the three month period ended September 30,		For the nine month period ended September 30,
(In € million)	2014	2013	2014	2013
Reconciliation of effective tax expense
Profit (loss) before income tax	70.9	35.5	139.3	127.4
Income tax (expense) benefit using the Switzerland tax rate of 16%	(11.4)	(5.7)	(22.3)	(20.4)
Effect of tax rates in foreign jurisdictions	(3.4)	(4.2)	(5.8)	(8.5)
Effect of tax rates in state and local jurisdictions	(0.2)	(0.1)	(0.3)	(0.2)
Permanent differences and annualized tax rate adjustment	(1.7)	(3.5)	(2.9)	(6.5)
Withholding tax	(1.0)	(1.5)	(3.6)	(3.0)
Net impact of unrecognized tax losses and temporary differences	4.2	(2.9)	2.2	(5.8)
Tax uncertainties	(0.2)	0.5	3.7	(0.3)
Tax on unremitted earnings	(2.8)	(1.3)	(6.1)	(6.8)
Over (under) provided in prior periods	0.1	(0.9)	(0.5)	(0.7)
Other	0.1	0.1	(0.5)	(0.1)
Total income tax (expense) benefit	(16.3)	(19.5)	(36.1)	(52.3)

In interim periods, the Group computes an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

In addition to the above amounts, for the three and nine month periods ended September 30, 2014, the Group has recognized tax benefit of €4.2 million and €1.9 million, respectively (three and nine month periods ended September 30, 2013: €1.0 million and €2.5 million tax expense, respectively), directly in other comprehensive income.

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In € million)	2014	2013	2014	2013
Cost of sales	21.0	23.7	58.7	71.8
Selling, marketing and distribution expenses	0.3	0.3	0.9	0.9
General and administration expenses	0.9	0.7	2.6	2.1
Total depreciation expense	22.2	24.7	62.2	74.8

Depreciation expense decreased in 2014 due to the extension of the estimated useful lives of filling lines from six to ten years.

Combined SIG Group
Notes to the interim unaudited carve-out financial statements
For the three and nine month periods ended September 30, 2014

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In € million)	2014	2013	2014	2013
Cost of sales	1.2	2.6	4.7	21.3
Selling, marketing and distribution expenses	—	—	0.1	—
General and administration expenses	0.5	0.4	1.3	1.3
Total amortization expense	1.7	3.0	6.1	22.6

Amortization expense decreased in 2014 due to customer relationship intangible assets becoming fully amortized in 2013.

11.    Inventories

(In € million)	As of September 30, 2014	As of December 31, 2013
Raw materials and consumables	78.4	73.2
Work in progress	41.6	40.6
Finished goods	92.0	78.7
Provision against inventories	(24.0)	(24.0)
Total inventories	188.0	168.5

During the three and nine month periods ended September 30, 2014, the raw materials element of inventory recognized as a component of cost of sales totaled €214.6 million and €601.7 million, respectively (three and nine month periods ended September 30, 2013: €209.8 million and €627.4 million, respectively).

12.    Borrowings

As of September 30, 2014, the RGHL Group was in compliance with all of its covenants. Refer to note 14 for information regarding the RGHL Group's borrowings.

The Group's borrowings are detailed below:

(In € million)	As of September 30, 2014	As of December 31, 2013
2013 Credit Agreement(a)(c)	2.4	2.4
Related party borrowings(b)(d)	907.9	733.0
Other borrowings(e)	0.5	0.4
Current borrowings	910.8	735.8
2013 Credit Agreement(a)(c)	236.8	238.5
Related party borrowings(b)(d)	79.6	83.3
Non-current borrowings	316.4	321.8
Total borrowings	1,227.2	1,057.6

(In € million)		As of September 30, 2014	As of December 31, 2013
(a)	2013 Credit Agreement (current and non-current)	240.0	241.8
	Debt issuance costs	(0.8)	(0.9)
	Carrying amount	239.2	240.9
(b)	Related party borrowings (current and non-current)	987.5	816.3
	Carrying amount	987.5	816.3

(c)         2013 Credit Agreement

RGHL and certain members of the RGHL Group, including certain members of the Group, are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the terms of a prior credit agreement. Borrowings by the Group under the European Term Loan of the 2013 Credit Agreement are presented above in note 12(a). The remaining amounts drawn under the U.S. Term Loan and the European Term Loan as set forth in the 2013 Credit Agreement table

Combined SIG Group
Notes to the interim unaudited carve-out financial statements
For the three and nine month periods ended September 30, 2014 below have been incurred by related entities that are part of the RGHL Group. The 2013 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of September 30, 2014 (in million)	Applicable interest rate as of September 30, 2014
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,212.7	2,196.1	3 month LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297.0	294.8	3 month EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120.0	62.9	—
Revolving Tranche	€	December 27, 2018	54.2	15.0	—

(1)
The Revolving Tranches were utilized in the form of bank guarantees and letters of credit. As of September 30, 2014, the Group has utilized none of the U.S. dollar Revolving Tranche and €15.0 million of the euro Revolving Tranche.

RGHL and certain members of the RGHL Group, including certain members of the Group, have guaranteed on a senior basis the obligations under the 2013 Credit Agreement and related documents to the extent permitted by law. Certain guarantors, including certain members of the Group, have granted security over certain of their assets to support the obligations under the 2013 Credit Agreement. This security is expected to be shared on a first priority basis with the holders of the Reynolds Senior Secured Notes (as defined in note 14).

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, which commenced with the fiscal quarter ended March 31, 2014. Beginning with the fiscal year ending December 31, 2014, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement.

The 2013 Credit Agreement contains customary covenants which restrict the RGHL Group and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the 2013 Credit Agreement. The RGHL Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the RGHL Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the RGHL Group for the period of four consecutive fiscal quarters of the RGHL Group for which financial statements are available, in each case calculated in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test"), which may differ from the measure of Adjusted EBITDA as disclosed in note 4. If the RGHL Group is unable to meet the Guarantor Coverage Test, the RGHL Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides the RGHL Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that the RGHL Group meets the Guarantor Coverage Test, the RGHL Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined in note 14) and the 2013 Notes (as defined in note 14).

Assets pledged as security for loans and borrowings

The shares in SIG Combibloc Group AG and SIG Holding USA, LLC have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, SIG Combibloc Group AG; SIG Holding USA, LLC; and certain subsidiaries of SIG Combibloc Group AG and SIG Holding USA, LLC have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations of the Group and other related entities of the RGHL Group under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

(d)    Related party borrowings

(In € million)	Currency	Value drawn as of September 30, 2014	Value drawn as of December 31, 2013	Maturity date	Interest rate
Counterparty
Beverage Packaging Holdings (Luxembourg) III S.à r.l.		€895.0	713.9	On demand	5.875% - 8.825%
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	CHF(a)	84.6	88.2	5/12/2031	3.750%
Beverage Packaging Holdings (Luxembourg) III S.à r.l.		$7.9	—	On demand	5.800%
RGHL Group members		€—	8.1	On demand	3 month EURIBOR floor of 1.000% + 4.000%
RGHL Group members	BRL	—	6.1	On demand	10.750%

Combined SIG Group
Notes to the interim unaudited carve-out financial statements
For the three and nine month periods ended September 30, 2014

(a)
The loan is repayable over 20 years in annual installments. Of the above closing balance, €5.0 million (CHF 6.0 million) and € 4.9 million (CHF 6.0 million) as of September 30, 2014 and December 31, 2013, respectively, is classified as current. The interest rate is based on the Swiss Federal Tax Authority and resets annually. This liability arose in connection with a distribution that was settled partly in cash.

(e)    Other borrowings

As of September 30, 2014, the Group had unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

Other borrowings as of September 30, 2014 also included finance lease obligations of €0.5 million (December 31, 2013: €0.3 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2014 is consistent with the information presented in note 23 of the Group's carve-out financial statements for the year ended December 31, 2013.

14.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the RGHL Group's indebtedness. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

As of September 30, 2014, certain entities within the Group and other related entities of the RGHL Group have guaranteed the following borrowings of the RGHL Group:

•
$2,196.1 million and €294.8 million of outstanding secured floating rate term loans that mature in 2018 and other obligations under the 2013 Credit Agreement (of which €240.0 million has been incurred by the Group as described in note 12);

•
$120.0 million and €54.2 million of outstanding secured revolving credit facilities that mature in 2018 ($62.9 million and €15.0 million utilized as of September 30, 2014) under the 2013 Credit Agreement (of which €15.0 million has been utilized by the Group as described in note 12);

•	$1,500 million of 7.875% senior secured notes(a)(b) and $2,250 million of 9.875% senior notes(b) that mature in 2019;

•	$1,000 million of 6.875% senior secured notes(a)(b) and $1,000 million of 8.250% senior notes(b) that mature in 2021;

•	$1,500 million of 7.125% senior secured notes(a)(b) and $1,500 million of 9.000% senior notes(b) that mature in 2019;

•	$1,000 million of 8.500% senior notes(b) that mature in 2018;

•	$3,250 million of 5.750% senior secured notes(a)(b) that mature in 2020;

•	$650 million of 5.625% senior notes(c) and $590 million of 6.000% senior subordinated notes(c) that mature in 2016 and 2017, respectively; and

•	secured local working capital facilities.

(a)	Collectively, these notes are referred to as the “Reynolds Senior Secured Notes”

(b)	Collectively, these notes are referred to as the “Reynolds Notes”

(c)	Collectively, these notes are referred to as the “2013 Notes”

In addition, certain entities within the Group and related entities of the RGHL Group have granted security over their assets to support the secured obligations described above.

15.    Subsequent events

There have been no events subsequent to September 30, 2014 which would require accrual or disclosure in these interim unaudited carve-out financial statements.